LION ELECTRIC OBTAINS CREDITOR PROTECTION UNDER CCAA

MONTREAL, QUEBEC - December 19, 2024 – The Lion Electric Company (NYSE: LEV) (TSX: LEV) (“Lion” or the “Company”), a leading manufacturer of all-electric medium and heavy-duty urban vehicles, announced today that the Superior Court of Quebec (Commercial Division) (the "Court") has issued an initial order (the "Initial Order") granting the Company and its subsidiaries protection under the Companies’ Creditors Arrangement Act ("CCAA"). Deloitte Restructuring Inc. has been appointed pursuant to the initial CCAA order as monitor of the Company (in such capacity, the "Monitor") in order to assist the Company with its restructuring efforts and to report to the Court. The Company and its subsidiaries also intend to seek recognition of the CCAA proceedings in the United States under Chapter 15 of the Bankruptcy Code.

The Court also issued an order approving a sale and investment solicitation process in respect of the Company's business or assets (the "SISP") in order to provide interested parties with the opportunity to submit proposals, with a view to enable the Company and its senior lenders to determine the highest and best available transaction for the Company and its stakeholders. In addition, the Initial Order provides for, among other things, a stay of proceedings in favor of the Company and its subsidiaries, including a stay of creditor claims and exercise of contractual rights, and the approval of debtor-in-possession financing (the "DIP Financing") provided by the lenders under the Company’s syndicated senior revolving credit agreement in order to fund the SISP and the Company's operations during the restructuring process. The continued availability of the DIP Financing is dependent upon certain conditions being satisfied, including Court approval.

While under CCAA protection, management of the Company will remain responsible for the day-to-day operations of the Company under the oversight of the Monitor. Lion intends to continue assisting its customers with the maintenance and servicing of school buses and trucks.

A copy of the initial order granted by the Court will be available, along with additional information respecting the CCAA proceedings, on the Monitor's website. Readers are urged to consult the full text of all of these documents for further, more detailed, information. Further news releases will be provided during the CCAA proceedings as required by law or otherwise as may be determined necessary by the Company or the Court. Documents relating to the restructuring process such as the initial order, the Monitor’s reports to the Court as well as other Court orders and documents shall also be published and made available on the Monitor’s website at https://www.insolvencies.deloitte.ca/en-ca/pages/Lion-Electric-Company.aspx.

Trading in the common shares and other listed securities of the Company on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange (the "NYSE") has been suspended. The TSX has put the Company under delisting review under its expedited review process and the NYSE has commenced delisting proceedings against the Company. It is anticipated that trading in the Company’s listed securities will continue to be suspended until completion of the review and proceedings undertaken by the TSX and the NYSE.

ABOUT LION ELECTRIC

Lion Electric is an innovative manufacturer of zero-emission vehicles, including all electric school buses. Lion is a North American leader in electric transportation and designs, builds and assembles many of its vehicles' components, including chassis, battery packs, truck cabins and bus bodies.

Always actively seeking new and reliable technologies, Lion vehicles have unique features that are specifically adapted to its users and their everyday needs. Lion believes that transitioning to all-electric vehicles will lead to major improvements in our society, environment and overall quality of life. Lion shares are traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol LEV.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking statements"), including statements regarding the CCAA proceedings and SISP, trading in the Company's common shares and other listed securities, and statements about Lion's beliefs and expectations and other statements that are not statements of historical facts. Forward-looking statements may be identified by the use of words such as "believe," "may," "will," "continue," "anticipate," "intend," "expect," "should," "would," "could," "plan," "project," "potential," "seem," "seek," "future," "target" or other similar expressions and any other statements that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements may contain such identifying words. The forward-looking statements contained in this press release are based on a number of estimates and assumptions that Lion believes are reasonable when made. Such estimates and assumptions are made by Lion in light of the experience of management and their perception of historical trends, current conditions and expected future developments, as well as other factors believed to be appropriate and reasonable in the circumstances. However, there can be no assurance that such estimates and assumptions will prove to be correct. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. For additional information on estimates, assumptions, risks and uncertainties underlying certain of the forward-looking statements made in this press release, please consult section 23.0 entitled "Risk Factors" of the Company's annual management's discussion and analysis of financial condition and results of operations (MD&A) for the fiscal year 2023 and in other documents filed with the applicable Canadian regulatory securities authorities and the Securities and Exchange Commission, including the Company's interim MD&As. Many of these risks are beyond Lion's management's ability to control or predict. All forward-looking statements attributable to Lion or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements contained and risk factors identified in the Company's annual MD&A for the fiscal year 2023 and in other documents filed with the applicable Canadian regulatory securities authorities and the Securities and Exchange Commission. Because of these risks, uncertainties and assumptions, readers should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the date they are made. Except as required under applicable securities laws, Lion undertakes no obligation, and expressly disclaims any duty, to update, revise or review any forward-looking information, whether as a result of new information, future events or otherwise.

See section 2.0 of the Company's interim management's discussion and analysis for the three and nine months ended September 30, 2024 (the "Interim MD&A"), entitled "Basis of Presentation," section 15.0 of the Company's Interim MD&A entitled "Liquidity and Capital Resources," and note 2 of the Company's unaudited condensed interim consolidated financial statements as at September 30, 2024 and for the three and nine months ended September 30, 2024 and 2023 which indicate the existence of material uncertainty that may cast significant doubt on the Company's ability to continue as a going concern.

CONTACTS

MEDIA / INVESTORS
Patrick Gervais
Vice President, Marketing, Communications & Public Affairs
patrick.gervais@thelionelectric.com
514-992-1060